SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 2)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

PURETECH HEALTH PLC

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Ordinary Shares, par value £0.01 per share

American Depositary Shares, each representing 10 ordinary shares, par value £0.01 per share

(Title of Class of Securities)

746237106

(CUSIP Number of Class of Securities)

Bharatt Chowrira

Chief Executive Officer

PureTech Health plc

6 Tide Street, Suite 400

Boston, Massachusetts 02210

(617) 482-2333

(Name, Address and Telephone Number of Person Authorized To Receive Notices and Communications on Behalf of the Filing Person)

Copy to:

Peter N. Handrinos

Elisabeth M. Martin

Latham & Watkins LLP

200 Clarendon Street

Boston, Massachusetts 02116

(617) 948-600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☒	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

SCHEDULE TO

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO (the “Original Schedule TO”), originally filed with the Securities and Exchange Commission (the “SEC”) on May 20, 2024, by PureTech Health plc., a public limited company incorporated in England and Wales (“PureTech” or the “Company”) (“Amendment No. 2”, together with the Original Schedule TO, the “Schedule TO”). The Schedule TO relates to the return of capital to the holders of ordinary shares, par value £0.01 per share (the “Ordinary Shares”), and American Depositary Shares representing Ordinary Shares (the “ADSs”), of the Company of up to US$100 million, which is being implemented by way of a tender offer (the “Tender Offer”). The Tender Offer is being made upon the terms and subject to the conditions set forth in the Circular, dated May 20, 2024 (as it may be amended or supplemented from time to time, the “Circular”), a copy of which is attached hereto as exhibit (a)(1)(i).

The Circular and Items 1 through 9 and 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Circular, are hereby amended and supplemented as set forth below. You should read this Amendment No. 2 together with the Schedule TO and the Circular.

Except as otherwise set forth in this Amendment No. 2, the information set forth in the Schedule TO and the Circular remain unchanged. All capitalized terms used but not specifically defined in this Schedule TO shall have the meanings given to such terms in the Circular.

Amendments to the Circular and Items 1 through 9 and 11 of the Schedule TO

Item 11. Additional Information

(c) Other Material Information: On June 6, 2024, the Company issued a press release announcing the results of the General Meeting at which the special resolution to approve the Tender Offer was approved. The press release is filed herewith as Exhibit (a)(5)(v) and is hereby incorporated herein by this reference.

Item 12. Exhibits.

The following exhibits are included or incorporated by reference in this Schedule TO:

Incorporation by Reference
Exhibit No.	Description	Form	File Number	Exhibit No.	Filing Date

(a)(1)(i)	Circular to Shareholders, dated May 20, 2024.*

(a)(1)(ii)	Tender Form.*

(a)(1)(iii)	Letter of Transmittal.*

(a)(1)(iv)	Letter to Brokers.*

(a)(1)(v)	Letter to Clients.*

(a)(2)	Not Applicable.

(a)(3)	Not Applicable.

(a)(4)	Not Applicable.

(a)(5)(i)	Press Release, dated March 19, 2024.	6-K	001-39670	99.1	March 19, 2024

(a)(5)(ii)	Press Release, dated May 20, 2024.*

(a)(5)(iii)	Company Frequently Asked Questions for Shareholders.*

(a)(5)(iv)	Press release, dated June 4, 2024.*

(a)(5)(v)	Press release, dated June 6, 2024.

(b)	Not Applicable.

(d)(1)	Put and Call Option Agreement, dated May 20, 2024, by and between PureTech Health plc and Jefferies International Limited.*

(d)(2)	Performance Share Plan	20-F	001-39670	10.1	October 27, 2020

(d)(3)	Form of Incentive Stock Option Deed of Agreement under the Performance Share Plan	20-F	001-39670	10.2	October 27, 2020

(d)(4)	Form of Nonstatutory Stock Option Deed of Agreement under the Performance Share Plan	20-F	001-39670	10.3	October 27, 2020

(d)(5)	Form of Restricted Share Units Agreement under the Performance Share Plan	20-F	001-39670	10.4	October 27, 2020

(g)	Not Applicable.

(h)	Not Applicable.

107	Filing Fee Table.*

*	Previously filed.

Item 13. Information Required by Schedule 13E-3.

Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 6, 2024	PURETECH HEALTH PLC

	By:	/s/ Bharatt Chowrira
Name: Bharatt Chowrira
Title: Chief Executive Officer

3